Exhibit 99.2

 Aug 2020

 This presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Reference is made in particular to the descriptions of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward looking terminology such as “will”, “would”, “may”, “should”, “estimates”, “expects”, “believes”, “anticipates”, “intends”, “projects”, “predicts”, “targets”, or similar terms, variations of such terms or the negatives of such terms. Forward looking statements are based on management’s current expectations. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.   2  Disclaimer

 Company Overview      230 +  Employees      RADA  3  Global defense technology company Focused on “Tactical Radars for the Maneuver Force” Pursuing an early-stage and growing TAM of $5bn+Investing in strong growth: radar revenues up 125% YoY in 2019, expected 95+% YoY in 2020      $70m+  Revenues  2020 Guidance      $300m  Market Capitalization  as of Aug 10, 2020

 4  https://youtu.be/sku_c2t7MwA?list=PLR0I64bzIlE_f2JTBEkJdPwfn8-VLLTlJ  An Overview of our Solutions

 RADA’s Current Mission-Critical Applications   5

 RADA is technology leader for tactical radarsPart of the USMC LMADIS, RAFAEL Drone-Dome, Elbit ReDrone, AVT/SNC XMADIS, and othersRADA is a critical enabler of counter drone (UAS) solutionsNumerous successful demonstrations in past three yearsBecoming the “go to” technology choice by global customersJuly 2019: US successfully targeted Iranian drone, using RADA’s radars  Rapidly Emerging Counter-Drone (UAS) Opportunities  6

 7  https://www.youtube.com/watch?v=T6h7olKdYZY  Onboard USS boxer in Straits of Hormuz (July 2019)

 Targeting an Attractive Global Market  8  Active Protection (APS) radars projected ~$1.5B US and ~$1.5B ROWInitial US program: Bradley APS 1st brigade; potential for 2-3 moreUS Growth: Stryker brigades, NGCVAir defense / short-range surveillance radars projected ~$1B US and ~$1B ROWUS Army Initial Maneuver Short-Range Air Defense (IM-SHORAD): 4 battalions, 144 vehicles, potential estimated 3-5xUSMC Ground Based Air Defense (GBAD): ~200 radars delivered, potential estimated at 2-4x     $5B+Mini-tactical radar opportunity over next decade

     Delivering exceptional tactical-grade capabilities at superior performance / price  Competitive Positioning - Radars  Proprietary, high performance and mature, ahead of competitionSoftware defined radars allow variety of customized solutions, utilizing the same hardwareProducts align with future best-of-breed, open architecture (e.g., MAPS, GBAD/SHORAD)Strong partnerships and relationships due to responsive solutions tailored to customer needsContracts and deliveries to major end-users (e.g., USMC, US Army, USAF and others) RADA’s industry-leading solutions offered at prices below competitorsUS subsidiary producing and delivering to US customers  9  TECHNOLOGY  CUSTOMER

 10  US Army “Big Six” Modernization Priorities  [1]  [2]  [3]  [4]  [5]  [6]  [6b]  [4b]          APS  SHORAD/C-UAS/C-RAM

 Building a Valued-Added US Presence  11  US represents ~ 36% of $1.8T global defense spending; RADA’s first and foremost market for tactical radarsAccordingly, RADA established a US subsidiaryTechnology transfer and AmericanizationProduction, maintenance and customer support  US facility in Germantown, MD; ~25K sq. ft.

 SELECTED CUSTOMERS & PARTNERS  IAF  IDF  US Navy  12  Indian Security Forces  US Marines  US Army  Select Customers and End-Users  US Air Force

     13  Radars  Avionics(stable, cash generating legacy business)  >100%  125%  $26.2m  $28.0m  $12.8m  Radar Revenue GrowthOver 125% YoY in 2019Over 80% YoY in 2020EFuture Revenue DriversKey near-term US programsBradley APS (650+ radars)IM-SHORAD (600+ radars)GBAD (400+ radars)Global growth in radar requirementsCurrent MarginsStable gross margins ~36%    2020F  Revenues – Bearing Fruits of Radar Investment    (58%)  $70m+(expected)  (~60%+)  ~80%+  $44.3m

 Investment Summary  Customers  Technology  Performance  14  Addressing large and diversified market: $5B+ (est.) over next decadeInitial orders delivered to key customers with robust opportunity pipelineUS presence and capabilities, gearing towards serial production phases  Mature, proprietary technology offeringsContinued investments to maintain market leadershipHighly attractive performance vs. price value proposition  Very strong growth in the emerging market of land tactical radars2020 projected $70M+ revenues (~60%+ YoY) with stable marginsVery strong balance sheet with $30M in net cashProfitable since Q1 2020, after major investments made to facilitate growth